Exhibit 99.1

Catalyst Paper announces CEO's departure

RICHMOND, BC, April 18, 2013 /CNW/ - Catalyst Paper (TSX:CYT) announced today that President and Chief Executive Officer Kevin J. Clarke will step down from his position later this spring. Mr. Clarke has advised Catalyst's Board of Directors that, with the company's recent financial restructuring successfully completed, the time is right for a leadership transition.

"Kevin steered Catalyst through a pivotal three years and the Board of Directors extends its appreciation to him," said Chairman Les Lederer. "Under his leadership, the company intensified its focus on stakeholder relationships which culminated in the rapid completion of a reorganization plan that significantly improved Catalyst's balance sheet and cost structure.

"His printing and publishing industry experience was also helpful in advancing product and market development objectives," Mr. Lederer said, "and served to put Catalyst on better footing to address the ongoing challenges of the fiercely competitive paper and pulp industry."

Mr. Clarke will continue in his role for an interim period through June 2013 to assist in a smooth transition. He plans to return to his home in New York State, where his family resides. A search for his successor is underway.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its stock trades on the Toronto Exchange under the symbol CYT. It is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713

CO: Catalyst Paper Corporation

CNW 19:00e 18-APR-13